Exhibit 99.1
BioNTech Announces Fourth Quarter and Full Year 2024 Financial Results and Corporate Update
~~•~~Advanced oncology pipeline including more than 20 active Phase 2 and Phase 3 clinical trials with a strategic focus on two priority pan-tumor programs: next-generation immunomodulator candidate BNT327 and mRNA cancer immunotherapies
•Multiple data readouts expected in 2025 and 2026 aimed at providing clinical proof of BioNTech’s pipeline strategy and advancing the Company towards becoming a diversified multi-product oncology portfolio company by 2030
•Completed acquisition of Biotheus securing full control of next-generation immunomodulator candidate BNT327, a bispecific antibody targeting PD-L1 and VEGF-A*
•Successfully launched JN.1- and KP.2-adapted COVID-19 vaccines across different countries and regions and maintained global market leadership
•Fourth quarter and full year 2024 revenues of €1.2 billion and €2.8 billion**, respectively
•Full year 2024 net loss of €0.7 billion and diluted loss per share of €2.77 ($3.00)1
•Cash and cash equivalents plus security investments of €17.4 billion as of December 31, 20242
•Expects 2025 total revenues between €1.7 billion and €2.2 billion

Conference call and webcast scheduled for March 10, 2025, at 8:00 a.m. EDT (1:00 p.m. CET)
MAINZ, Germany, March 10, 2025 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today reported financial results for the three months and full year ended December 31, 2024, and provided an update on its corporate progress.
“From the very beginning, BioNTech’s vision has been to translate our science into survival and become an immunotherapy powerhouse. In 2024, we made significant progress towards our vision through important oncology pipeline advancements, including the initiation of global Phase 3 clinical trials for our anti-PD-L1/VEGF-A bispecific antibody candidate BNT327 and key data updates from our mRNA cancer immunotherapy programs,” said Prof. Ugur Sahin, M.D., CEO and Co-Founder of BioNTech. “We expect 2025 to be a data-rich year with multiple important updates from our priority programs, which we believe have disruptive potential and could improve the standard of care, if successfully developed and approved.”
Financial Review for Fourth Quarter and Full Year 2024 Financial Results

in millions €, except per share data	Fourth Quarter 2024	Fourth Quarter 2023	Full Year 2024	Full Year 2023
Total revenues	1,190.0	1,479.0	2,751.1	3,819.0
Net profit / (loss)	259.5	457.9	(665.3)	930.3
Diluted earnings / (loss) per share	1.08	1.88	(2.77)	3.83
Total revenues reported were €1,190.0 million for the three months ended December 31, 2024, compared to €1,479.0 million for the comparative prior year period. For the year ended December 31,
* All target abbreviations are compiled in an abbreviation directory at the end of this press release.
** All numbers in this press release have been rounded.

2024, revenues were €2,751.1 million, compared to €3,819.0 million for the comparative prior year period. The decrease in revenues was primarily driven by lower sales of the Company’s COVID-19 vaccines due to reduced market demand. In addition, write-downs by BioNTech’s collaboration partner Pfizer Inc. (“Pfizer”) significantly reduced the Company’s gross profit share which negatively influenced its revenues.
Cost of sales were €243.5 million for the three months ended December 31, 2024, compared to €179.1 million for the comparative prior year period. For the year ended December 31, 2024, cost of sales were €541.3 million, compared to €599.8 million for the comparative prior year period. Cost of sales were influenced by COVID-19 vaccine sales and inventory write-downs and scrapping.
Research and development (“R&D”) expenses were €611.8 million for the three months ended December 31, 2024, compared to €577.8 million for the comparative prior year period. For the year ended December 31, 2024, R&D expenses were €2,254.2 million, compared to €1,783.1 million for the comparative prior year period. R&D expenses were mainly influenced by advancing clinical studies for the Company’s late-stage oncology product candidates. Further contributions to the increase came from higher personnel expenses resulting from an increase in headcount.
Sales, general and administrative (“SG&A”)3 expenses, in total, amounted to €132.1 million for the three months ended December 31, 2024, compared to €142.3 million for the comparative prior year period. For the year ended December 31, 2024, SG&A expenses were €599.0 million, compared to €557.7 million for the comparative prior year period. SG&A expenses were mainly influenced by the setup and enhancement of commercial IT platforms and personnel expenses resulting from an increase in headcount.
Other operating results amounted to negative €54.0 million during the three months ended December 31, 2024, compared to negative €53.6 million for the comparative prior year period. For the year ended December 31, 2024, other operating result amounted to negative €670.9 million compared to negative €188.0 million for the prior year period. The decrease was mainly due to the settlement of contractual disputes and related expenses to such disputes and other litigations. The amounts for contractual disputes are net of the related reimbursements expected to be received.
Income taxes were accrued with an amount of €41.7 million in tax expenses for the three months ended December 31, 2024, compared to €205.3 million in accrued tax expenses for the comparative prior year period. For the year ended December 31, 2024, income taxes were realized with an amount of €12.4 million in tax income for the year ended December 31, 2024, compared to €255.8 million of accrued tax expenses for the comparative prior year period.
Net profit was €259.5 million for the three months ended December 31, 2024, compared to €457.9 million net profit for the comparative prior year period. For the year ended December 31, 2024, net loss was €665.3 million, compared to a net profit of €930.3 million for the comparative prior year period.
Cash and cash equivalents plus security investments2 as of December 31, 2024, reached €17,359.2 million, comprising of €9,761.9 million in cash and cash equivalents, €6,536.2 million in current security investments and €1,061.1 million in non-current security investments.
Diluted earnings per share was €1.08 for the three months ended December 31, 2024, compared to €1.88 for the comparative prior year period. For the year ended December 31, 2024, diluted loss per share was €2.77, compared to diluted earnings per share of €3.83 for the comparative prior year period.

Shares outstanding as of December 31, 2024, were 239,970,804, excluding 8,581,396 shares held in treasury.
“Through strategic investments in our priority programs like our next-generation immunomodulator candidate BNT327, we strive to meaningfully improve treatments for patients,” said Jens Holstein, CFO of BioNTech. “Our strong financial position enables us to fuel our R&D activities and to prepare for multiple product launches in the coming years. With our targeted investments we aim to create long-term value for the benefit of BioNTech’s stakeholders.”

2025 Financial Year Guidance4

Total revenues for the 2025 financial year	€1,700 million - €2,200 million
BioNTech expects its revenues for the full 2025 financial year to be in the range of €1,700 - €2,200 million and revenue phasing similar to 2024, primarily concentrated in the last three to four months, driving the full year revenue figure. The revenue guidance assumes: relatively stable vaccination rates, pricing levels and market share compared to 2024; estimated inventory write-downs and other charges by BioNTech’s collaboration partner Pfizer that negatively influence BioNTech’s revenues; anticipated revenues from a pandemic preparedness contract with the German government; and anticipated revenues from the BioNTech Group service businesses.
Planned 2025 Financial Year Expenses and Capex

R&D expenses	€2,600 million - €2,800 million
SG&A expenses	€650 million - €750 million
Capital expenditures for operating activities	€250 million - €350 million
BioNTech expects to continue to focus investments on R&D and scaling the business for late-stage development and commercial readiness in oncology, while continuing to be cost disciplined. Strategic capital allocation will remain a key driver of the Company’s trajectory. As part of BioNTech’s strategy, the Company may continue to evaluate appropriate corporate development opportunities with the aim of driving sustainable long-term growth and create future value.
The full audited consolidated financial statements as of and for the year ended December 31, 2024, can be found in BioNTech’s Annual Report on Form 20-F filed today with the United States Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Endnotes
1 Calculated applying the average foreign exchange rate for the year ended December 31, 2024, as published by the German Central Bank (Deutsche Bundesbank).
2 Payments associated with the closing of the Biotheus acquisition and with the resolved settlement of a contractual dispute with the National Institutes of Health (“NIH”) are expected to result in a cash outflow of approximately $1.6 billion to be reflected in cash & cash equivalents in the Company’s first quarter 2025 financial results. The settlement payment of $467 million related to a contractual dispute with the University of Pennsylvania is expected to be reflected in the Company’s second quarter 2025 financial results. In connection with these settlements, BioNTech expects to be reimbursed approximately $535 million by its partner during 2025 and 2026.

3 Sales, general and administrative expenses (“SG&A”) include sales and marketing expenses as well as general and administrative expenses.
4 Excludes external risks that are not yet known and/or quantifiable, including, but not limited to the effects of ongoing and/or future legal disputes and related activities, certain potential one-time effects and charges related to portfolio prioritization, as well as potential changes to the law or governmental policy, including public health policy, at the state or national level, and evolving public sentiment around vaccines and mRNA technology, in the United States and/or elsewhere. It includes effects identified from licensing arrangements, collaborations or potential M&A transactions to the extent disclosed and may be subject to update. The Company does not expect to report a positive net income figure for the 2025 financial year.
Operational Review for the Fourth Quarter 2024, Key Post Period-End Events and 2025 Outlook
Selected Oncology Pipeline Updates
In 2024, the Company’s pipeline continued to mature towards later stages of clinical development with a focus on two priority programs: our investigational next-generation immunomodulator candidate BNT327 and mRNA cancer immunotherapies. BioNTech’s oncology pipeline currently contains over 20 ongoing Phase 2 and 3 clinical trials. In 2025, the Company plans to continue progressing its pipeline towards commercialization, with its first oncology launch expected in 2026.
Next-Generation Immunomodulators

BNT327 is a bispecific antibody candidate combining PD-L1 checkpoint inhibition with VEGF-A neutralization.
•In December 2024, BioNTech initiated a global randomized Phase 3 clinical trial (NCT06712355) evaluating BNT327 plus chemotherapy compared to atezolizumab plus chemotherapy in first-line extensive-stage small cell lung cancer (“ES-SCLC”).
•In December 2024, BioNTech initiated a global randomized Phase 2/3 clinical trial (NCT06712316) evaluating BNT327 plus chemotherapy compared to pembrolizumab plus chemotherapy in first-line non-small cell lung cancer (“NSCLC”).
•In December 2024, at the San Antonio Breast Cancer Symposium (“SABCS”), interim data were presented from the Phase 1/2 clinical trial (NCT05918133) evaluating BNT327 in combination with chemotherapy in a cohort of patients with locally advanced, previously untreated triple-negative breast cancer (“TNBC”). In 42 patients, first-line treatment with BNT327 combined with nab-paclitaxel chemotherapy showed encouraging antitumor activity and survival outcomes regardless of PD-L1 status, together with a manageable safety profile.
•A global randomized Phase 3 clinical trial evaluating BNT327 in first-line TNBC is on track to start in 2025.
•Data from the ongoing global Phase 2 dose optimization clinical trials evaluating BNT327 in combination with chemotherapy in first-line small cell lung cancer (“SCLC”) (BNT327-01, NCT06449209) and TNBC (BNT327-02, NCT06449222) are planned to be published in 2025.
•Data from two Phase 2 clinical trials conducted in China in first- and second-line SCLC (NCT05844150, NCT05879068, respectively) are expected to be presented at the European Lung Cancer Congress (“ELCC”) taking place March 26-29, 2025 in Paris, France.
Title: Phase 2 study of the efficacy and safety of BNT327 plus systemic chemotherapy as first-line therapy for ES-SCLC
Presentation Date: March 28, 2025

Poster Number: 302P
Author: Y. Cheng

Title: Updated Phase 2 efficacy and safety results of BNT327 combined with paclitaxel as second-line therapy in SCLC
Presentation Date: March 28, 2025
Poster Number: 332P
Author: Y. Cheng

•First clinical data from the ongoing global Phase 1/2 expansion cohorts (NCT05438329) evaluating the combination of BNT327 and BNT325/DB-1305, a TROP2-targeted antibody-drug conjugate (“ADC”) candidate, are planned to be published in 2025.
•Additional clinical trials exploring novel combinations of BNT327 with the ADC candidates BNT323/DB-1303 (trastuzumab pamirtecan) targeting HER2, BNT324/DB-1311 targeting B7-H3 or BNT326/YL202 targeting HER3 are planned to start in 2025.
BNT316/ONC-392 (gotistobart) is an anti-CTLA-4 monoclonal antibody candidate being developed in collaboration with OncoC4, Inc. (“OncoC4”).
•In December 2024, the U.S. Food and Drug Administration (“FDA”) lifted the partial clinical hold on the OncoC4-sponsored Phase 3 clinical trial (PRESERVE-003; NCT05671510) evaluating the efficacy and safety of BNT316/ONC-392 as monotherapy in patients with metastatic NSCLC that progressed under previous PD-(L)1-inhibitor treatment. Based on the available clinical trial data and upon alignment with the FDA, the companies will solely continue enrollment of patients with squamous NSCLC.
mRNA Cancer Immunotherapies
Autogene cevumeran (BNT122/RO7198457) and BNT111 are investigational immunotherapies for the treatment of cancer based on BioNTech’s systemically administered uridine mRNA-lipoplex technology.

Autogene cevumeran is an individualized neoantigen-specific mRNA cancer immunotherapy candidate being developed in collaboration with Genentech, Inc. (“Genentech”), a member of the Roche Group (“Roche”).
•In December 2024, the first patient was treated in a global randomized Phase 2 clinical trial (IMCODE004; NCT06534983) evaluating autogene cevumeran in combination with nivolumab compared to nivolumab alone as an adjuvant treatment in high-risk muscle-invasive urothelial carcinoma (“MIUC”).
•In January 2025, a manuscript summarizing the results of a Phase 1 clinical trial (NCT03289962) evaluating autogene cevumeran in combination with atezolizumab in patients with advanced solid tumors was published in Nature Medicine (Lopez et al., 2025). In February 2025, a manuscript denoting follow up data from an investigator-initiated Phase 1 clinical trial (NCT04161755, Rojas et al., 2023) evaluating autogene cevumeran in combination with atezolizumab in patients with pancreatic ductal adenocarcinoma (“PDAC”) in an adjuvant treatment setting was published in Nature (Sethna et al., 2025).
•First data from the ongoing global randomized Phase 2 clinical trial (NCT04486378) evaluating autogene cevumeran as an adjuvant treatment compared to watchful waiting after standard of care chemotherapy in resected circulating tumor DNA+ (“ctDNA”) stage II (high-risk) and III colorectal cancer (“CRC”) are anticipated in late 2025 or early 2026.
BNT111 is based on BioNTech’s fully owned, off-the-shelf FixVac platform, and encodes four melanoma-associated antigens.
•BioNTech plans to present data from the ongoing Phase 2 clinical trial (BNT111-01; NCT04526899) at a medical conference in 2025. In 2024, an initial topline readout was provided noting that the clinical trial had met its primary efficacy outcome measure, demonstrating a statistically significant improvement in overall response rate (“ORR”) in patients with anti-PD-(L)1 refractory/relapsed, unresectable stage III or IV melanoma treated with BNT111 in combination with cemiplimab as compared to historical control in this treatment setting.
Antibody-Drug Conjugates
BNT323/DB-1303 (trastuzumab pamirtecan) is an ADC candidate targeting HER2 that is being developed in collaboration with Duality Biologics (Suzhou) Co. Ltd. (“DualityBio”).
•BNT323/DB-1303 is being evaluated in a Phase 1/2 clinical trial (NCT05150691) in patients with advanced/unresectable, recurrent or metastatic HER2-expressing solid tumors. Data from patients with HER2-expressing (IHC3+, 2+, 1+ or ISH-positive) advanced endometrial carcinoma are expected in 2025. A confirmatory Phase 3 clinical trial (NCT06340568) is planned to start in 2025.
•Preparation of a potential Biologics License Application (“BLA”) submission for BNT323/DB-1303 as a second line or subsequent therapy in HER2-expressing advanced endometrial cancer in 2025.
BNT324/DB-1311 is an ADC candidate targeting B7-H3 that is being developed in collaboration with DualityBio. The program has received Fast Track designation from the FDA for the treatment of patients with advanced castration-resistant prostate cancer (“CRPC”) who have progressed on or after standard systemic regimens and Orphan Drug designation for the treatment of patients with advanced esophageal squamous cell carcinoma.
•In December 2024, preliminary data from the first-in-human, open-label Phase 1/2 clinical trial (NCT05914116) were presented at the 2024 European Society for Medical Oncology (“ESMO”) Asia Congress, demonstrating encouraging efficacy and a manageable safety profile across a range of advanced solid tumors.

Cell Therapies

BNT211 consists of a CAR-T cell product candidate targeting CLDN6-positive solid tumors in combination with a CAR-T cell-amplifying RNA cancer immunotherapy encoding CLDN6.
•In January 2025, the FDA granted Regenerative Medicine Advanced Therapy (“RMAT”) designation for BNT211. The RMAT designation is designed to expedite the development and review process for promising pipeline products, including cell therapies.
•A pivotal Phase 2 clinical trial in patients with testicular germ cell tumors is expected to start in 2025 based on encouraging clinical activity observed in this patient population in the ongoing Phase 1 clinical trial (NCT04503278). The Phase 1 clinical trial is ongoing to evaluate BNT211 in other CLDN6+ cancer types, including NSCLC and gynecologic cancers.

Selected Infectious Diseases Pipeline Updates

BioNTech and Pfizer developed, manufactured and delivered JN.1- and KP.2-adapted COVID-19 vaccines which received multiple regulatory approvals and marketing authorizations in more than 40 countries and regions. In 2024, BioNTech and Pfizer delivered approximately 180 million variant-adapted COVID-19 vaccine doses worldwide.

BioNTech and Pfizer continue to invest in the research and development of next-generation and combination COVID-19 vaccine candidates.

Corporate Update for the Fourth Quarter 2024 and Key Post Period-End Events
•In November 2024, BioNTech signed an agreement to acquire Biotheus and obtain full global rights to BNT327 and to all other candidates from Biotheus’ pipeline, as well as to its in-house antibody generation platform and bispecific ADC capability. The transaction amounted to an upfront consideration of $800 million, plus additional performance-based payments of up to $150 million. The acquisition was completed in February 2025.
Upcoming Investor and Analyst Events
•Sustainability Report 2024 Publication: March 24, 2025
•Annual General Meeting: May 16, 2025
•Innovation Series AI Day: October 1, 2025
•Innovation Series R&D Day: November 18, 2025
Conference Call and Webcast Information
BioNTech invites investors and the general public to join a conference call and webcast with investment analysts today, March 10, 2025, at 8:00 a.m. EDT (1:00 p.m. CET) to report its financial results and provide a corporate update for the fourth quarter and full year 2024.

To access the live conference call via telephone, please register via this link. Once registered, dial-in numbers and a PIN number will be provided.

The slide presentation and audio of the webcast will be available via this link.

Participants may also access the slides and the webcast of the conference call via the “Events & Presentations” page of the Investor section of the Company’s website at www.BioNTech.com. A replay of the webcast will be available shortly after the conclusion of the call and archived on the Company’s website for 30 days following the call.
About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or clinical trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational clinical trials, and the registrational potential of any clinical trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements; the development, nature and feasibility of sustainable vaccine production and supply solutions; the deployment of AI across BioNTech’s preclinical and clinical operations; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses and capital expenditures for operating activities; BioNTech’s expectations regarding upcoming payments relating to litigation settlements; BioNTech’s expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit / (loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 20-F for the period ended December 31, 2024 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Investor Relations
Michael Horowicz
Investors@biontech.de

Media Relations
Jasmina Alatovic
Media@biontech.de

Target abbreviation directory

Anti-PD-(L)1	Anti-programmed cell death protein (death-ligand) 1
B7-H3	B7 Homolog 3
CLDN6	Antigen Claudin 6
CTLA-4	Cytotoxic T-lymphocyte–associated antigen 4
HER2	Human Epidermal Growth Factor Receptor 2
HER3	Human Epidermal Growth Factor Receptor 3
PD-L1	Programmed death-ligand 1
TROP2	Trophoblast cell-surface antigen 2
VEGF-A	Vascular endothelial growth factor A

Consolidated Statements of Profit or Loss

	Three months ended December 31,		Years ended December 31,

	2024	2023	2024	2023
(in millions €, except per share data)	(unaudited)	(unaudited)
Revenues	1,190.0	1,479.0	2,751.1	3,819.0
Cost of sales	(243.5)	(179.1)	(541.3)	(599.8)
Research and development expenses	(611.8)	(577.8)	(2,254.2)	(1,783.1)
Sales and marketing expenses	(21.3)	(18.0)	(67.9)	(62.7)
General and administrative expenses	(110.8)	(124.3)	(531.1)	(495.0)
Other operating expenses	(91.6)	(57.6)	(811.5)	(293.0)
Other operating income	37.6	4.0	140.6	105.0
Operating profit / (loss)	148.6	526.2	(1,314.3)	690.4
Finance income	165.2	162.2	664.0	519.6
Finance expenses	(12.6)	(25.2)	(27.4)	(23.9)
Profit / (Loss) before tax	301.2	663.2	(677.7)	1,186.1
Income taxes	(41.7)	(205.3)	12.4	(255.8)
Net profit / (loss)	259.5	457.9	(665.3)	930.3
Earnings / (Loss) per share
Basic earnings / (loss) per share	1.08	1.90	(2.77)	3.87
Diluted earnings / (loss) per share	1.08	1.88	(2.77)	3.83

Consolidated Statements of Financial Position

	December 31,	December 31,
(in millions €)	2024	2023
Assets
Non-current assets
Goodwill	380.6	362.5
Other intangible assets	790.4	804.1
Property, plant and equipment	935.3	757.2
Right-of-use assets	248.1	214.4
Contract assets	9.8	—
Other financial assets	1,254.0	1,176.1
Other non-financial assets	26.3	83.4
Deferred tax assets	81.7	81.3
Total non-current assets	3,726.2	3,479.0
Current assets
Inventories	283.3	357.7
Trade and other receivables	1,463.9	2,155.7
Contract assets	10.0	4.9
Other financial assets	7,021.7	4,885.3
Other non-financial assets	212.7	280.9
Income tax assets	50.0	179.1
Cash and cash equivalents	9,761.9	11,663.7
Total current assets	18,803.5	19,527.3
Total assets	22,529.7	23,006.3

Equity and liabilities
Equity
Share capital	248.6	248.6
Capital reserve	1,398.6	1,229.4
Treasury shares	(8.6)	(10.8)
Retained earnings	19,098.0	19,763.3
Other reserves	(1,325.5)	(984.6)
Total equity	19,411.1	20,245.9
Non-current liabilities
Lease liabilities, loans and borrowings	214.7	191.0
Other financial liabilities	46.9	38.8
Provisions	20.9	8.8
Contract liabilities	183.0	398.5
Other non-financial liabilities	87.5	13.1
Deferred tax liabilities	42.4	39.7
Total non-current liabilities	595.4	689.9
Current liabilities
Lease liabilities, loans and borrowings	39.5	28.1
Trade payables and other payables	426.7	354.0
Other financial liabilities	1,443.4	415.2
Income tax liabilities	4.5	525.5
Provisions	144.8	269.3
Contract liabilities	294.9	353.3
Other non-financial liabilities	169.4	125.1
Total current liabilities	2,523.2	2,070.5
Total liabilities	3,118.6	2,760.4
Total equity and liabilities	22,529.7	23,006.3

Consolidated Statements of Cash Flows

	Three months ended December 31,		Years ended December 31,

	2024	2023	2024	2023
(in millions €)	(unaudited)	(unaudited)
Operating activities
Net profit / (loss)	259.5	457.9	(665.3)	930.3
Income taxes	41.7	205.3	(12.4)	255.8
Profit / (Loss) before tax	301.2	663.2	(677.7)	1,186.1
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization of property, plant, equipment, intangible assets and right-of-use assets	165.4	78.8	298.0	183.4
Share-based payment expenses	23.5	14.2	100.9	51.4
Net foreign exchange differences	(32.1)	66.3	(109.5)	(298.0)
(Gain) / Loss on disposal of property, plant and equipment	(0.1)	0.2	(0.3)	3.8
Finance income excluding foreign exchange differences	(149.7)	(162.2)	(648.5)	(519.6)
Finance expense excluding foreign exchange differences	12.6	3.4	27.4	7.9
Government grants	(4.7)	5.4	(31.5)	2.4
Unrealized (gain) / loss on derivative instruments at fair value through profit or loss	3.9	(21.2)	4.6	175.5
Working capital adjustments:
Decrease in trade and other receivables, contract assets and other assets	(879.9)	(288.0)	387.7	5,374.0
Decrease in inventories	19.9	58.0	74.5	81.9
Increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	167.7	412.8	758.4	118.9
Interest received and realized gains from cash and cash equivalents	121.6	91.8	474.9	258.2
Interest paid and realized losses from cash and cash equivalents	(6.6)	(1.7)	(13.5)	(5.4)
Income tax paid	(198.4)	(65.1)	(389.2)	(482.9)
Share-based payments	(10.9)	(5.0)	(154.5)	(766.2)
Government grants received	3.3	—	106.0	—
Net cash flows from operating activities	(463.3)	850.9	207.7	5,371.4
Investing activities
Purchase of property, plant and equipment	(66.6)	(83.8)	(286.5)	(249.4)
Proceeds from sale of property, plant and equipment	0.7	0.1	1.2	(0.7)
Purchase of intangible assets and right-of-use assets	(24.5)	(106.5)	(165.8)	(455.4)
Acquisition of subsidiaries and businesses, net of cash acquired	—	—	—	(336.9)
Investment in other financial assets	(2,068.8)	(3,418.2)	(12,370.3)	(7,128.4)
Proceeds from maturity of other financial assets	2,765.9	913.3	10,740.2	1,216.3
Net cash flows used in investing activities	606.7	(2,695.1)	(2,081.2)	(6,954.5)
Financing activities
Proceeds from loans and borrowings	—	0.2	—	0.3
Repayment of loans and borrowings	—	—	(2.3)	(0.1)
Payments related to lease liabilities	(7.3)	(12.3)	(43.6)	(40.3)
Share repurchase program	—	(0.8)	—	(738.5)
Net cash flows used in financing activities	(7.3)	(12.9)	(45.9)	(778.6)
Net increase / (decrease) in cash and cash equivalents	136.1	(1,857.1)	(1,919.4)	(2,361.7)
Change in cash and cash equivalents resulting from exchange rate differences	13.6	(15.4)	14.8	(14.5)
Change in cash and cash equivalents resulting from other valuation effects	(12.4)	40.4	2.8	164.8
Cash and cash equivalents at the beginning of the period	9,624.6	13,495.8	11,663.7	13,875.1
Cash and cash equivalents as of December 31	9,761.9	11,663.7	9,761.9	11,663.7